Exhibit 12.1
VIRGIN MEDIA INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31, 2012
	2012	2011	2010	2009	2008
	(in millions)
Fixed charges:
Interest	£398.5	£440.8	£477.8	£455.1	£499.3
Interest portion of rental expense	10.0	15.7	17.6	16.1	10.6
			477.8
Fixed charges	£408.5	£456.5	£495.4	£471.2	£509.9

Earnings:
Income (loss) from continuing operations before income taxes	£261.4	£93.4	£(177.5)	£(361.1)	£(813.1)
Fixed charges	408.5	456.5	495.4	471.2	509.9
Less: capitalized interest	—	—	—	—	—

Total earnings (deficit)	£669.9	£549.9	£317.9	£110.1	£(303.2)

Ratio of total earnings to fixed charges (deficiency in the coverage of fixed charges by earnings before fixed charges)(1)	1.6x	1.2 x	£(177.5)	£(361.1)	£(813.1)

(1)	Earnings for each of the years ended December, 31 2010, 2009 and 2008 were inadequate to cover fixed charges by the amounts indicated in this row.